

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

Via E-mail
Mary A. Winston
Chief Financial Officer
Family Dollar Stores, Inc.
P. O. Box 1017
Charlotte, NC   28201-1017

      Re: **Family Dollar Stores, Inc.**
                Form 10-K for the fiscal year ended August 25, 2012
                Filed October 19, 2012
                File No. 1-6807

Dear Ms. Winston:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Andrew D. Mew

               Andrew D. Mew
               Accounting Branch Chief